

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via Facsimile
Nancy Lurker
Chief Executive Officer
PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

Re: PDI, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 000-24249

Dear Ms. Lurker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. We are in receipt of your request for confidential treatment dated March 14, 2013 in connection with Exhibit 10.20.2. Comments, if any, will be issued in a separate cover letter. Any comments must be resolved and your application must be complete before we can complete our review of your Form 10-K.

2. Your exhibit index does not indicate that portions of exhibits 10.20.2 and 10.20.3 have been omitted pursuant to a request for confidential treatment. See Section II.D.5 of Staff Legal Bulletin 1A. Although a footnote providing this type of information follows the exhibit list in Item 15, that footnote does not appear to be tied to the applicable exhibits.

Item 1A. Risk Factors

"If we do not meet performance goals established in our incentive-based…", page 12

3.   In future filings please provide investors with a more complete understanding of the scope of the risks that result from the incentive-based goals in your customer agreements. Consider whether quantitative information regarding the risks presented by such arrangements may be presented to better inform investors. Also, consider whether quantitative information regarding the historical impacts of such incentive provisions on your results of operations would help investors to better understand the scope of the risk.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue and Cost of Services

Sales Services, page 22

4.   Explain why you believe that a change in your accounting policy to defer the recognition of initial direct program costs is proper and that these costs are realizable. Cite the accounting literature that supports your accounting. Further, identify the segments to which the policy applies, quantify the impact on each and describe the reasons supporting the change in each segment.

5.   We note your statement that initial direct program costs were not material in the past. Please describe the changes in your contracts, customer base or operations that have, or are planned to, cause expenses to increase to a level of materiality that would cause the deferral of these costs to be necessary. Your response should address materiality on the basis of your reporting segments to which this accounting policy change applies.

6.   Tell us what consideration was given to filing a preferability letter from your registered independent accountant. Refer to Item 601(b)(18) of Regulation S-K.

Marketing Services, page 23

7.   Please tell us and disclose the basis for your determination that multiple-element arrangements containing a development phase and a delivery phase can be divided into separate units of accounting. In this regard, provide an analysis sufficient to support your conclusion that separability is possible and that your allocation of revenue to the two units is appropriate. Refer to ASC 605-25-25-5, ASC 605-25-30 and any other relevant literature on which you relied upon.

8.	We further note that the pattern of revenue recognition differs between the development and delivery phases. Please include in your analysis the accounting literature upon which you relied in determining the appropriate revenue recognition patterns.

PC Services, page 24

9.	Please tell us whether the product detailing services and commercial operations provided under your PC Services arrangement are fixed or variable in nature and the impact such terms have on your revenue recognition, if any.

Part III (Incorporated by reference from definitive proxy)

Information about Our Executive Compensation

Narrative Disclosure to Summary Compensation Table, page 17

10.	We note a significant change in the salary paid Mr. Melillo, Jr., in 2012 compared to 2011. Tell us the basis for the increase in Mr. Melillo's base salary. The narrative description to your summary compensation table should provide a description of any material factors necessary to an understanding of the information disclosed in the table. For example, changes in compensation due to changes in responsibilities or position should be discussed. See Item 402(o) of Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

11.	Tell us the component balances included in Other Accrued Expenses and what consideration has been given to disclosing these amounts in the footnotes. In this regard, we note that this line item represents approximately 33% of total current liabilities and 28% of total liabilities.

Notes to Consolidated Financial Statements

Note 7. Goodwill and Other Intangible Assets

Other Intangible Assets, page F-19

12.	We note your full impairment of the healthcare professional database acquired from Group DCA. We further note from your "Going Forward" discussion on page 32 that your new product offering in the Group DCA unit "will initially lean heavily on the Group DCA database of over 300,000 physicians." This statement suggests that the database which was impaired in your fourth quarter of 2012 continues to have value sufficient to support the launch of your new product offering. Please tell us what consideration was given to this potential value in determining to impair the entire asset balance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Stephen Krikorian for

Craig D. Wilson
Senior Assistant Chief Accountant